Harbinger Group Inc.
450 Park Avenue, 30th Floor
New York, NY 10022

January 9, 2014

Attention: Amanda Ravitz, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbinger Group Inc. Registration Statement on Form S-3 Filed December 11, 2013 File No. 333-192779

Dear Ms. Ravitz:

On behalf of Harbinger Group Inc. (the “Company”), I am writing in response to the comments contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) addressed to the undersigned, dated January 3, 2014 (the “Comment Letter”), regarding the above referenced filing.  The Staff’s comment and related response from the Company are set forth below.

In responding to the Staff’s comments, we acknowledge that:

a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff’s Comment:

Selling Stockholders, page 4

1.
Please disclose how Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd., CF Turul LLC and Leucadia National Corporation acquired the shares they are seeking to sell in this registration statement. See Item 507 of Regulation S-K.

Response to Comment 1:

In response to the Staff’s comment, we will add the following disclosure on page 4 of the prospectus at the end of the first paragraph under the heading “Selling Stockholders.”

“A portion of the shares being registered for sale by the Harbinger Parties were acquired by the Harbinger Parties in connection with the Contribution and Exchange Agreement, dated as of September 10, 2010, as amended, by and among the Harbinger Parties and the Company, pursuant to which the Company issued such shares in consideration for the contribution to the Company by the Harbinger Parties of a controlling interest in Spectrum Brands Holdings, Inc. (the “Spectrum Contribution”).  The remainder of the shares being registered for sale by the Harbinger Parties were acquired by the Harbinger Parties from our former controlling shareholders in June and July of 2009 (the “Harbinger Purchase Transaction”).  The shares being registered for sale by CF Turul LLC (“CF Turul”) are issuable upon the conversion of the Company’s Series A Participating Convertible Preferred Stock (the “Series A Shares”), which were originally purchased from the Company by CF Turul on May 13, 2011.  The shares being registered for sale by the other selling stockholders were purchased from the Harbinger Parties in private transactions in September 2013 from the shares originally acquired by the Harbinger Parties in connection with the Spectrum Contribution and the Harbinger Purchase Transaction and, in the case of Leucadia National Corporation, certain additional shares acquired from persons other than the Company and the Harbinger Parties.”

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (212) 906-8555.

Sincerely,

By:	/s/ Thomas A. Williams
Thomas A. Williams
Executive Vice President & Chief Financial Officer

cc:
Ehsan Zargar, Vice President, Counsel & Corporate Secretary
Harbinger Group Inc.

Raphael M. Russo, Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jay Mumford
United States Securities and Exchange Commission